UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

(6) Letter dated October 2, 2003 from Jupiters Limited to holders of reset preference shares of Jupiters Limited*

Part II - Information not Required to be sent to Security Holders

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003*

(l) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 9, 2003*

(m) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at Ordinary Share Scheme Meeting)*

(n) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at RPS Scheme Meeting)*

(o) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of Ordinary Share Scheme Meeting)*

(p) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of RPS Scheme Meeting)*

(q) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 27, 2003*

(r) Constitution of TABCORP Holdings Limited (as amended on October 30, 2003)*

(s) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 31, 2003 (proposed suspension of trading of ordinary shares and reset preference shares of Jupiters Limited)*

(t) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 31, 2003 (Court approval of Ordinary Share Scheme and RPS Scheme)*

(u) Orders of the Supreme Court of Queensland made on October 31, 2003*

(v) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on November 10, 2003*

(w) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on November 13, 2003#

---

* Previously filed.
\# Filed herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ________________________
Name: Peter Caillard
Title:

TABCORP INVESTMENTS NO.2 PTY LTD

By: ________________________
Name: Peter Caillard
Title:

TABCORP ISSUER PTY LTD

By: ________________________
Name: Peter Caillard
Title:

Exhibit (w)

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Allocation of TABCORP Shares and Cash under the Merger with Jupiters

TABCORP Holdings Limited (***TABCORP***) today announced the terms of the scale back that will be applied to Maximum Shares Elections in relation to the consideration to be provided by the TABCORP Group in connection with the merger with Jupiters Limited (***Jupiters***).

Elections under Ordinary Share Scheme

Under the scheme of arrangement between Jupiters and its ordinary shareholders (***Ordinary Share Scheme***), the TABCORP Group offered (subject to the effects of rounding) A$285 cash and 24 TABCORP ordinary shares for every 100 Jupiters ordinary shares held by a Jupiters ordinary shareholder at 5pm (Brisbane time) on 10 November 2003.

Those shareholders had the option to maximise the number of TABCORP ordinary shares or the amount of cash they were entitled to receive under the Ordinary Share Scheme, by making a Maximum Shares Election or a Maximum Cash Election. This option was explained in detail in the Scheme Booklet sent by Jupiters to its ordinary shareholders.

For shareholders making an election, the number of TABCORP ordinary shares or the amount of cash they would receive under the Ordinary Share Scheme was dependant on the elections of all shareholders, given that the total number of TABCORP ordinary shares and the total amount of cash to be provided by the TABCORP Group under the Ordinary Share Scheme are both fixed. To the extent that elections would, if satisfied in full, result in either amount being exceeded, the number of TABCORP ordinary shares or amount of cash to be provided to shareholders making the relevant elections would be scaled back to the extent necessary to ensure that those limits were not exceeded.

The overwhelming majority of shareholders who made a valid election chose to maximise the number of TABCORP ordinary shares that they will receive. Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, 'We are delighted with the significant number of Jupiters shareholders who chose to maximise the number of TABCORP shares they will receive under the merger with Jupiters. This is a strong signal of the confidence that these shareholders have in TABCORP. We look forward to welcoming them as shareholders in Australia's premier gambling and entertainment group.'

Maximum Shares Elections

Jupiters ordinary shareholders who made a valid Maximum Shares Election will have their election scaled back, so that those shareholders will receive:

- 0.525 TABCORP ordinary shares per Jupiters ordinary share for 47.762% (rounded) of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme (with the aggregate number of TABCORP ordinary shares rounded); and
- A$5.25 for each of the remainder of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

Several examples of the effect of the scale back are provided below:

Number of Jupiters ordinary shares held	Number of TABCORP ordinary shares to be received	Amount of cash to be received#
100	25	A$273.00
250	62	A$687.75
400	100	A$1,097.25
750	188	A$2,058.00
1000	251	A$2,740.50

Maximum Cash Elections

Jupiters ordinary shareholders who made a valid Maximum Cash Election will have that election satisfied in full and will therefore receive A$5.25 cash per share# for all of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme. For example, a Jupiters ordinary shareholder who held 100 Jupiters ordinary shares and who made a valid Maximum Cash Election will receive A$525.#

Standard Cash and Shares Offer

Jupiters' ordinary shareholders who did not make any election, or who did not make a valid Maximum Shares Election or a valid Maximum Cash Election, will receive the Standard Cash and Shares Offer, namely (subject to the effects of rounding) A$285 cash# and 24 TABCORP ordinary shares for every 100 of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

For those shareholders, the consideration they will receive is not affected by the elections made by other shareholders.

Ineligible Overseas Shareholders

As noted in the Scheme Booklet sent by Jupiters to its ordinary shareholders, those Jupiters ordinary shareholders who are Ineligible Overseas Shareholders under the Ordinary Share Scheme will not receive TABCORP ordinary shares, even if they made a Maximum Shares Election or made no valid election at all.

An Ineligible Overseas Shareholders is any Jupiters ordinary shareholder whose address as shown in Jupiters' register of members at 5pm (Brisbane time) on 10 November 2003 was in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America.

This amount of cash excludes the 92.2 cents per Jupiters ordinary share to be received (subject to rounding) in the form of dividends from Jupiters under the Ordinary Share Scheme

The TABCORP ordinary shares that would otherwise have been issued to an Ineligible Overseas Shareholder under the Ordinary Share Scheme, after taking into account any valid election made by that Ineligible Overseas Shareholder, will be issued to a nominee of TABCORP and sold by that nominee on the ASX by 4 December 2003. The net proceeds of sale (after deducting brokerage and other selling costs, taxes and charges, and averaged for all TABCORP ordinary shares sold by the nominee in respect of Ineligible Overseas Shareholders) will be promptly afterwards paid to each Ineligible Overseas Shareholder, together with the cash amount also payable by the TABCORP Group under the Ordinary Share Scheme.

Trading of TABCORP ordinary shares

The 48,428,074 new TABCORP ordinary shares to be issued under the Ordinary Share Scheme are expected to commence trading on the ASX on a deferred settlement basis at 10am (Melbourne time) today. The code for TABCORP ordinary shares is TAH.

It is the responsibility of each Jupiters ordinary shareholder to confirm the number of TABCORP ordinary shares to be issued to them under the Ordinary Share Scheme before trading in those shares. Any person who sells such TABCORP ordinary shares before receiving details, in the form of a transaction confirmation or holding statement, of the number of shares they will receive does so at their own risk. TABCORP and Jupiters disclaim all liability, in negligence or otherwise, to any person who trades such TABCORP ordinary shares before receiving a transaction confirmation or holding statement.

Further information

For further information regarding the terms of the scale back that will be applied in connection with the merger with Jupiters, please call ASX Perpetual Registrars Limited on 1300 665 661 or, if calling from outside Australia, on +61 3 9615 9780.

Key dates

13 November 2003	Issue of new TABCORP ordinary shares
13 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a deferred settlement basis
20 November 2003	Dispatch of transaction confirmations and holding statements
21 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a normal settlement basis